2020 Milvia St. Suite 500	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Microsoft Corp.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2020 Milvia St. Suite 500, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Microsoft Corp. (MSFT)
Vote Yes: Item #3 – Report on Assessing Systemic Climate Risk from Retirement Plan Options

Annual Meeting: December 13, 2022

CONTACT: Grant Bradski | gbradski@asyousow.org

THE RESOLUTION

Resolved: Shareholders request the board provide a report assessing how the Company’s 401(k) retirement funds manage the growing systemic risk to the economy created by investing retirement plan funds in companies contributing significantly to climate change.

Supporting Statement: Such analysis should include, at Board discretion, whether Plan decisionmakers have considered:

1.	Climate risk in Company 401(k) Plan offerings;
2.	Whether including high carbon companies in Company 401(k) Plan contributes to greater economic volatility over time, and the impact of such volatility on retirement fund performance over time;
3.	Whether including high carbon companies contributing to climate change puts younger Plan participants’ retirement funds at greater economic risk than Plan participants nearer retirement age.

SUMMARY

The significant present and future economic consequences of climate change represent a material risk to retirement plan beneficiaries. Plan investments are not immune to the systemic risks posed by climate change, which include physical impacts to infrastructure, supply chains, and resource availability and financial losses associated with stranded assets, transition costs, and inaccurate valuations. In addition, as both private actors and governments increase efforts to respond to and mitigate climate change, shifting regulatory and business environments will increase the transition costs for those caught flat-footed, exacerbating the financial risk faced by plan beneficiaries whose assets have not been responsibly managed.

2022 Proxy Memo Microsoft Corp. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

This Proposal requests that Microsoft assess and report on how the Company is managing the growing systemic risk created by investing retirement plan funds in companies contributing significantly to climate change. The Company’s target date funds have significant exposure to high-carbon industries and industries that contribute substantially to deforestation. To address growing employee concern about climate change, the Company offers only the difficult-to-use alternative of a self-directed option, which outsources the job of managing climate risk to plan beneficiaries. Failure to adequately manage climate risk in connection with its 401(k) Plan not only has the potential to harm beneficiaries, but can undermine Microsoft’s favorable reputation associated with its efforts to address operational and supply chain climate impacts.

Climate change threatens workers’ life savings. The responsible stewardship of employee retirement plans demands active consideration and management of climate risk, as required by beneficiaries’ best interests. Failure to account for climate risk in selecting plan investments jeopardizes those investments in the near term in the form of physical risk, transition risk, and opportunity costs, and exacerbates the risks faced by tomorrow’s retirees, as those investments lock in climate change’s growing impacts. The Company must demonstrate that it is actively addressing climate risk and safeguarding employee financial security over time by mitigating climate change-related financial and economic risks as part of a prudently constructed lineup of funds.

RATIONALE FOR A YES VOTE

1.	The Company’s 401(k) Plan’s investments in high-carbon industries create climate risk.

2.	The climate risk created by the Company’s retirement plan investments belies the Company’s commitment to reducing its operational and supply chain emissions, undermining the Company’s credibility as a leader on climate issues and creating reputational risk.

3.	The Company’s failure to address climate risk in its retirement plans violates its obligation to manage those plans in the best interests of its beneficiaries.

DISCUSSION

1.	The Company’s 401(k) Plan’s investments in high-carbon industries create climate risk.

According to recent analysis, Microsoft’s 401(k) Plan invests as much as $2 billion, or at least 5% of total assets, in fossil fuel industries.1 The plurality of the Plan’s assets are held in BlackRock LifePath Index series funds, which invest heavily in carbon polluters.2 The Plan, in the aggregate, also invests more than $100 million in deforestation-risk agricultural commodities.3

Such investments introduce climate risk into the Plan’s portfolio in mutually reinforcing ways. As the nonpartisan Government Accountability Office (GAO) explains, “Retirement plans are subject to both physical and transition risks from climate change.”4 In terms of physical risk, companies can suffer short-term losses from the increased occurrence of catastrophic storms, floods, droughts, and wildfires, whether from direct impacts on physical infrastructure or from disruptions to supply chains. Physical climate risk includes longer-term losses from the deleterious effect of shifting climate patterns on a company’s operations. Transition risk, meanwhile, includes costs from “the possible policy, legal, technological, and market changes needed to transition to a lower-carbon economy.”5

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1 https://investyourvalues.org/retirement-plans/microsoft

2 https://fossilfreefunds.org/fund/blackrock-lifepath-index-2050-fund/LIPKX/fossil-fuel-investments/FSUSA0BDPU/F00000MAPG

3 https://investyourvalues.org/retirement-plans/microsoft

4 https://www.gao.gov/assets/gao-21-327.pdf

5 https://www.gao.gov/assets/gao-21-327.pdf

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2022 Proxy Memo Microsoft Corp. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

The Plan’s investments also create climate risk in a more insidious form—investments in high-carbon companies contribute to and lock in future climate change. High-carbon investments are thus likely to disproportionately impact younger employees who will not access retirement funds for decades.

The present and future impacts of climate change can endanger the full range of beneficiaries’ savings. A 2021 Swiss Re report calculated that climate change would result in an 11 to 14 percent decline in global GDP by 2050, with the impact rising to an 18 percent decline in the absence of action or falling to 4 percent with aggressive mitigation.6 A report from the CDP indicates that 215 of the largest global companies report almost US $1 trillion at risk from climate impacts, with many losses to hit within the next 5 years, and a potential $250 billion in losses due to the write-offs of assets.7 The federal government’s Fourth National Climate Assessment, published in 2018, estimates annual losses of hundreds of billions of dollars in some sectors.8

Nor are high-carbon investments smart in the short-term. One study cited by the GAO noted that investments in oil, coal, and gas could experience a decrease in annual returns of 9 percent through 2050, while annual returns in the electric utilities could decline by about 3 percent over the same timetable.9 As noted by Bloomberg, investing in renewable power stocks beat a fossil fuel-focused strategy by more than threefold in the last decade.10 The transition to a carbon-free economy is underway, with more than 80 percent of new electrical capacity in 2021 coming from renewable sources.11 As companies and governments take increasingly aggressive steps to respond to climate change, transition costs will increase over time. Failure by plan fiduciaries to effectively manage climate risk in investing will endanger beneficiaries’ life savings.

2.	The climate risk created by the Company’s retirement plan investments belies the Company’s commitment to reducing its operational and supply chain emissions, undermining the Company’s credibility as a leader on climate issues and creating reputational risk.

The Company has announced ambitious operational climate goals, including a commitment to become carbon negative by 2030, reduce scope 1 and 2 emissions to near-zero by the middle of the decade, and reach 100 percent renewable energy by 2025.12 These commitments, and the action the Company has taken towards fulfilling them, have led to tremendous positive recognition, including a Climate Action Award from the United Nations13 and positive press.14 Not only do the Company’s 401(k) Plan’s carbon-intense investments directly undermine this work, they also risk the loss of the Company’s hard-earned reputation for climate leadership.

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6 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

7 https://www.cdp.net/en/articles/media/worlds-biggest-companies-face-1-trillion-in-climate-change-risks

8 https://nca2018.globalchange.gov/

9 https://www.gao.gov/assets/gao-21-327.pdf

10 https://www.bloomberg.com/news/articles/2021-03-18/renewable-returns-tripled-versus-fossil-fuels-in-last-decade#xj4y7vzkg

11 https://www.nytimes.com/2022/10/25/climate/energy-transition-solar-wind.html

12 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RE4RwfV#page=15

13 https://unfccc.int/climate-action/un-global-climate-action-awards/climate-neutral-now/microsoft-carbon-negative-goal

14 E.g., https://www.vox.com/energy-and-environment/2020/7/30/21336777/microsoft-climate-change-goals-negative-emissions-technologies

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2022 Proxy Memo Microsoft Corp. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Increasing public attention is being paid to the contribution of employee retirement plans’ investments to climate change. A recent Bloomberg report noted that, as of September 2022, 1,500 institutions, representing more than $40 trillion in assets, had committed to reducing exposure to investments in high-carbon industries.15 These include commitments to sell billions of dollars of existing holdings in high-carbon industries from prominent employee retirement funds in New York City,16 Maine,17 and New York State.18 The University of California Retirement Savings Program, which holds $168 billion in Assets under Management for more than 300,000 participants, has also moved to sell existing holdings and make no future investments in high-carbon industries, citing “long term financial risk” and the expectation that this decision will “have a positive financial and risk-reducing impact on fund performance in the long run.”19 In October 2022, the Chicago Public School Teachers’ Pension & Retirement Fund—which, like the Company’s 401(k) Plan, has about 5% of its portfolio invested in fossil fuel industries—announced its plans to sell holdings in high-carbon industries.20

As concern over high-carbon investments gains momentum, the Company must begin addressing its 401(k)’s continued contributions to climate change or risk negative effects to its reputation, its Plan returns, its employees’ futures, consumer retention, and employee goodwill.

A recent Gallup poll found that “70 percent of U.S. workers said that a firm's environmental record is important to them and is a consideration when deciding whether to take a job with a company.”21 In the increasingly competitive employee retention and recruitment landscape, companies are identifying new ways to engage and retain top talent by appealing to the values and interest of the workforce. For companies attempting to retain top talent, 40 percent of respondents in a 2022 Schroder’s study said that when an ESG investment option is added to a defined contribution plan it improves how they view their employer.22 Not only is this action low cost, but it is an easily implementable opportunity which can be quickly executed. An overwhelming majority of consumers, too, expect corporations to address their impacts on the climate and, especially among younger consumers, are prepared to enforce that expectation with their purchasing power.23

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15 https://www.bloomberg.com/news/features/2022-10-20/how-to-purge-fossil-fuel-investments-from-your-401-k-or-ira#xj4y7vzkg

16 https://comptroller.nyc.gov/newsroom/comptroller-stringer-and-trustees-announce-successful-3-billion-divestment-from-fossil-fuels/

17 https://www.reuters.com/business/sustainable-business/new-maine-law-marks-us-first-fossil-fuel-divestment-2021-06-17/

18 https://www.nytimes.com/2020/12/09/nyregion/new-york-pension-fossil-fuels.html

19 https://myucretirement.com/Resource/2312

20 https://ieefa.org/articles/chicago-teachers-retirement-fund-divest-fossil-fuels-2028

21 https://www.shrm.org/resourcesandtools/hr-topics/talent-acquisition/pages/climate-change-branding-can-lift-recruitment-and-retention.aspx

22 https://www.schroders.com/en/us/defined-contribution/dc/retirement-survey-2022/

23 https://www.oliverwymanforum.com/climate-sustainability/2021/apr/consumers-want-companies-to-take-a-stand-on-climate.html

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2022 Proxy Memo Microsoft Corp. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

3.	The Company’s failure to address climate risk in its retirement plans violates its obligation to manage those plans in the best interests of its beneficiaries.

The Company’s failure to properly manage climate risk by mitigating its investments in high-carbon industries also constitutes a failure to manage its Plan in the best interest of the Plan’s beneficiaries. In particular, carbon-intense investments create risk and may sacrifice long-term value. As New York Comptroller Thomas DiNapoli explained when announcing the state’s plan to enforce a carbon-neutrality mandate, “investing for the low-carbon future is essential to protect the fund’s long-term value.”24

Investments in high-carbon industries have a doubly negative effect. Not only are they generally poor short-term investments, given a disproportionately high risk of significant physical and transition costs, they also undermine the value of other Plan investments due to their contribution to climate change. This climate risk affects younger employees in particular; as high-carbon investments increase climate-related systemic risk, retirement portfolios over the longer term face the likelihood of diminishing returns. It is unsurprising, therefore, that those with the most at stake—plan beneficiaries—overwhelmingly favor responsible management of climate risk in their retirement portfolios.25

Importantly, plan fiduciaries and beneficiaries need not choose between maximizing returns and managing climate risk. A metanalysis of evidence from more than 2,000 empirical studies concluded that “90% of all studies showed a non-negative relationship, indicating that the inclusion of ESG factors did not affect performance. In fact, the majority of the studies reported a positive relationship, indicating that ESG criteria improved market performance.”26 Additionally, key findings from a recent Morgan Stanley study of nearly 11,000 mutual funds demonstrate that there is no financial tradeoff in the returns of sustainable funds and traditional funds. In the Morgan Stanley analysis, no consistent or statistically significant difference in total returns existed between ESG-focused and traditional mutual funds and ETFs. In fact, sustainable funds may offer lower market risk—sustainable funds experienced a 20% smaller downside deviation than traditional funds, a consistent and statistically significant finding.27 Accordingly, assessing and mitigating participants’ exposure to climate-related financial risk is directly related to participants’ goals of maximizing financial benefit and minimizing risk.

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement of opposition to the resolution, the Board relies on two arguments. Neither is persuasive.

First, the Board suggests that the Company’s failure to manage the climate risk associated with its 401(k) Plan is somehow compelled by its fiduciary duty under the Employee Retirement Income Security Act of 1974 (ERISA). This is incorrect—ERISA does not require the company to ignore the material risk to beneficiaries’ investments posed by the Plan’s investments in high-carbon industries.

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24 https://content.govdelivery.com/accounts/NYOSC/bulletins/2b0442d

25 See https://www.schroders.com/en/us/defined-contribution/dc/retirement-survey-2022/ (climate change is identified as one of the top 3 ESG concerns of investors).

26 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2699610

27 https://www.morganstanley.com/content/dam/msdotcom/ideas/sustainable-investing-offers-financial-performance-lowered-risk/Sustainable_Reality_Analyzing_Risk_and_Returns_of_Sustainable_Funds.pdf

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2022 Proxy Memo Microsoft Corp. | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Indeed, the opposite is true: considering climate risk is consistent with, if not compelled by, fiduciary duty. According to a report from the U.S. Commodity Futures Trading Commission (CFTC), an independent federal agency, in September 2020: "Fiduciary duty requires the assessment of material risks and the management of these risks on behalf of stakeholders in keeping with their stated long-term goals, and climate risk is increasingly being recognized as one such risk”28 (emphasis added). To be sure, the CFTC report recommended additional “clarity” from federal regulators, but only “to confirm the appropriateness of making investment decisions using climate-related factors in retirement and pension plans covered by ERISA.”29 Ultimately, the Company’s own operational climate goals make it perfectly clear that the Company considers climate risk to be material, and ERISA requires consideration of material risk. It is by failing to address climate risk that the Company exposes itself to legal liability, not by addressing this material risk.

Second, the Board asserts in its statement in opposition that it has provided “access to investment options that take into account or specifically focus on green energy in climate solutions,” referring to the Plan’s self-directed brokerage window. This, however, amounts to little more than an ineffective delegation of the Company’s responsibility to manage the material risks of climate change to the Plan’s beneficiaries. Self-directed options are rarely used; Vanguard analysis of more than 4.7 million defined contribution plan participants across its business found that, “in plans offering a self-directed brokerage feature, only 1% of these participants used the feature in 2020” representing only 2 percent of total plan assets.30 Moreover, relying on self-direction can harm participants. The GAO has noted significant misallocation and lack of diversification among self-directed 401(k) investors.31

Finally, the fact that the Company has affirmatively made sustainable investment options within a self-directed window available demonstrates the demand for sustainable, climate safe options by Company employees and belies the Board’s fiduciary duty claims. Fiduciaries “are still bound by ERISA’s . . . statutory duties of prudence and loyalty” when offering a self-directed option, “including taking into account thenature and quality of services provided” in the brokerage window.32

CONCLUSION

Vote “Yes” on this Shareholder Proposal #3

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For questions, please contact Grant Bradski, As You Sow, gbradski@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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28 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

29 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

30 https://institutional.vanguard.com/content/dam/inst/vanguard-has/insights-pdfs/21_CIR_HAS21_HAS_FSreport.pdf

31 https://www.gao.gov/assets/gao-14-310.pdf

32 https://www.dol.gov/agencies/ebsa/employers-and-advisers/guidance/field-assistance-bulletins/2012-02r

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